TV Channels Network, Inc.

7582 Las Vegas Blvd. South

Las Vegas, Nevada 89123

(702) 721-9915

April 8, 2025

Matthew Crispino

US Securities and Exchange Commission

Washinton, D.C. 20549

Re:	TV Channels Network, Inc.
Amendment No. 1 to the Offering Statement on Form 1-A
File No. 333-284628
Request for Acceleration of Filing

Dear Mr. Crispino:

TV Channels Network, Inc. (the “Company”), hereby requests that the U. S. Securities and Exchange Commission (“SEC”) take appropriate action to cause the above-referenced Registration Statement (File No.: 333-284628) to become effective at 5:00 PM Eastern Standard Time on Tuesday, April 8, 2025, or as soon thereafter as practicable.

Further, the Company acknowledges that:

•should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

•the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•the company may not assert staff comments and the notice of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

•at least one state is ready to qualify.

Should you have any further questions or comments, please do not hesitate to contact me at the number and address above.

Should you have any further questions or comments, please do not hesitate to contact me at (630) 777-7173.

Sincerely,

/s/ Darryl Payne

Darryl Payne

Chief Executive Officer